Exhibit 4.35

Supplemental Agreement to Technical Maintenance Service Contract

Party A: Nanjing Culture and Artwork Property Exchange Co., Ltd.

Party B: Nanjing Yanyu Information Technology Co., Ltd.

Whereas Party A and Party B signed the Technical Maintenance Service Contract (hereinafter referred to as the “Original Contract”) on July 1, 2021, pursuant to which Party B provides technical maintenance services for Party A’s trading system. Now, Party A and Party B have reached an agreement on the remuneration in the original contract as follows:

1. Paragraph V. of the Original Contract shall be changed to as follows: “From July 1, 2021 to September 30, 2023, the technical maintenance service fee for the services provided by Party B to Party A for its trading system shall be RMB 12,900/month; from October 1, 2023 to June 30, 2024, the technical maintenance service fee for the services provided by Party B to Party A for its trading system shall be RMB 2,000/month. Party A shall pay Party B the service fee monthly on time from the effective date of this contract.” The change shall take effect from the date of signing this supplemental agreement.

2. Other terms and conditions of the Original Contract are not changed and shall be subject to the Original Contract.

3. If this supplemental agreement is inconsistent with the Original Contract, this supplemental agreement shall prevail.

4. The supplemental agreement shall come into force as of the date of seal and signature of both parties, and shall be made in duplicate, with each party holding one copy, which has the same legal effect.

(No text below)

Party A’s seal:	Party B’s seal:
Legal representative/ representative’s signature:	Legal representative/ representative’s signature:
Date:	Date: